April 21, 2008

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention:  David L. Orlic; Evan S. Jacobson

Re:	Secure Alliance Holdings Corporation Preliminary Proxy Statement on Schedule 14A Filed April 2, 2008 File No. 0-17288

Dear Mr. Orlic:

We acknowledge receipt of the letter of comment dated April 18, 2008 from the Division of Corporation Finance (the “Comment Letter”) with regard to the above-referenced matters.  We have reviewed the Comment Letter with Secure Alliance Holdings Corporation (“Secure Alliance” or the “Company”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the paper copy of the Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.

Proxy Statement

General

1.
At the end of our letter dated March 14, 2008, we requested a series of representations from your company.  Please provide these representations at the time that you respond to this letter.

The requested representations have been made and are attached hereto as Exhibit A.

Summary Term Sheet

The Merger, page 7

2.
Please quantify here or in an appropriate location, such as the question and answer “What will I receive in the Merger?” discussion on page 15, the dividend amount or range on an individualized basis so that your shareholders will have a specific idea of what they may expect to receive in the merger.

The requested change has been made.  See pages 7 and 15 of the Proxy Statement.

Opinion of Ladenburg, page 42

3.
We note your disclosure on page 51 that Ladenburg and its affiliate Capitalink have previously provided non-contingent fairness opinion and other advisory services to your company.  Please disclose the amount of the compensation received by Ladenburg and Capitalink as a result of your past relationship.  See Item 14(b)(6) of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

The requested change has been made. See page 51 of the Proxy Statement.

Board Composition and Management Following the Merger, page 53

4.
Please revise the business experience descriptions to specify the business activities during the past five years for Messrs. Dickson, Turley, Tyson and Clay.  See Item 7 of Schedule 14A and Item 401(e) of Regulation S-K.

The requested change has been made.  See pages 55-56 of the Proxy Statement.

*     *     *     *     *

Closing

For your convenience, under separate cover we will deliver to you three (3) marked copies of the Amendment No. 2 to the Proxy Statement.

We welcome a further discussion on any of our points addressed within this response letter.  I may be reached at (212) 451-2289.

Very truly yours,

/s/ Adam Finerman
Adam Finerman, Esq.

cc:           Stephen P. Griggs
President
Secure Alliance Holdings Corporation
5700 Northwest Central Dr., Suite 350
Houston, TX 77092

EXHIBIT A

Secure Alliance Holdings Corporation
5700 Northwest Central Dr., Suite 350
Houston, TX 77092

April 21, 2008

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Secure Alliance Holdings Corporation Preliminary Proxy Statement on Schedule 14A File No. 0-17288

Ladies and Gentlemen:

The disclosure in the above-referenced filing (the “Proxy Statement”) is the responsibility of Secure Alliance Holdings Corporation (the “Company”). The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the Proxy Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Stephen P. Griggs
Stephen P. Griggs President